Via Facsimile and U.S. Mail
Mail Stop 03-09


March 16, 2005


Mr. Ben R. Leedle, Jr.
President and Chief Executive Officer
American Healthways, Inc.
3841 Green Hills Village Drive
Nashville, TN 37215

Re:	American Healthways, Inc.
	Form 10-K for the fiscal year ended August 31, 2004
	File No. 0-19364

Dear Mr. Leedle:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should revise your document in response to these comments in future filings beginning with your Form 10-K for the fiscal year ended August 31, 2005. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us this letter, that keys your responses to our comments, within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended 8/31/04

Management`s Discussion and Analysis

Critical Accounting Policies

Revenue Recognition, pages 22 and 23

1. In regards to the contract settlement process under a contract, please consider expanding your disclosure to include the following:

a. For each period presented, quantify and disclose the changes in estimates of prior period revenue and contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of revenue and contractual adjustments for services provided in
2003
and the amount of the new estimate or settlement amount that was recorded during 2004. This should include performance-related adjustments to revenues such as amounts recorded as revenue that ultimately needed to be refunded, adjustments to incentive bonuses accrued and data reconciliation differences.
b. Quantify and disclose the reasonably possible effects that a change in estimate of these unsettled amounts as of the latest balance sheet date could have on your financial position and operations.

Contractual Obligations, page 30

2. We note that you have not included your interest payments related to long-term debt in your contractual obligations table. It would appear that these liabilities represent your future legal obligations. Per Item 303(a)(5) of Regulation S-K, please revise your table to include these amounts.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 37

Revenue Recognition, page 38
3. Please tell us supplementally and clarify in the filing why you believe your policy for recognizing revenue for performance-based programs is appropriate under Staff Accounting Bulletins 101 and 104.
We note that a portion (up to 100%), of the fees may be refundable to the customer and that you recognize revenue based on your performance to date. Please tell us specifically if the amounts may be refundable regardless of your performance to date.





Note 14. Segment Disclosures, page 49
4. Please tell us why you believe disclosures in SFAS 131 are not required. Please address paragraphs 10 and 17 in your response and specifically tell us what information your chief operating decision maker receives. Also, please tell us why you believe information required by paragraph 37 of SFAS 131 is not required.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Whitnie Storey, Staff Accountant, at (202) 824-5385 or Mary Mast, Senior Accountant, at (202) 942-1858 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Ben R. Leedle, Jr.
American Healthways, Inc.
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